May 31, 2006

Mr. Gregory C. Case
President and Chief Executive Officer
AON Corporation
200 E. Randolph Street
Chicago, IL   60601

**Re:**   **AON Corporation**
**Form 10-K for Fiscal Year Ended December 31, 2005**
**Filed on March 9, 2006**
**File No. 001-07933**

Dear Mr. Case:

We have limited our review of your filing to those issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual Obligations, pages 65 – 67

1.      Please provide us in a disclosure-type format a revised contractual obligations table that includes your pension and other benefit plan obligations as it would appear that these liabilities represent future legal obligations of the Company and are material.  The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 75

2.      Please tell us how your current presentation of "insurance operating assets and liabilities, net of reinsurance" and "other receivables and liabilities – net" within cash provided by operating activities complies with paragraph 29 of SFAS  95.  It would appear that paragraph 29 requires a further breakdown of assets and liabilities and separate presentation of changes in assets from changes in liabilities.  Please include in your response the further breakdown for each period presented.  In addition, clarify for us what the line item income taxes represents and how you arrived at the amount on this line item for each period presented.

Contingencies, pages 125 – 126

3.      This note discusses several pending lawsuits and inquiries and you state that you cannot estimate a range of possible losses.  When you cannot make an estimate, please disclose the facts and circumstances that prevent management from making such an estimate and please include a discussion of what is being sought in those proceedings.  In accordance with SFAS 5 and SAB 92 disclosure of the estimated additional loss, or range of loss, that is reasonably possible, or a disclosure that such an estimate cannot be made is required for each matter discussed.  Such range at a minimum should include what the other party in the lawsuit is seeking.  Provide your response in a disclosure-type format.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provide the requested information.  Detailed letters greatly facilitate our review.  Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

Mr. Gregory C. Case
AON Corporation
May 31, 2006
Page 3

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant